Exhibit 4.2

EXECUTION COPY
OZ ADVISORS LP
UNIT DESIGNATION OF
THE PREFERENCES AND RELATIVE, PARTICIPATING,
OPTIONAL, AND OTHER SPECIAL RIGHTS, POWERS AND DUTIES
OF
CLASS A CUMULATIVE PREFERRED UNITS
OZ ADVISORS LP, a Delaware limited partnership (the “Partnership”), pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act and the Amended and Restated Agreement of Limited Partnership of the Partnership dated as of December 14, 2015, as amended from time to time (the “Limited Partnership Agreement”), does hereby state and certify that, pursuant to the authority expressly vested in Och-Ziff Holding Corporation, a Delaware corporation and the Partnership’s general partner (the “General Partner”), the General Partner duly adopted the following resolution, which remains in full force and effect as of the date hereof:
RESOLVED, that this Unit Designation of the Class A Cumulative Preferred Units of the Partnership dated as of October 5, 2016 (this “Unit Designation”) be and hereby is adopted as follows:
1.Designation.
(a)    Pursuant to Section 3.2(b) of the Limited Partnership Agreement, there is hereby created a class of Units designated as the “Class A Cumulative Preferred Units” (the “Class A Preferred Units”), which shall each have a liquidation preference per Class A Preferred Unit equal to the Unit Price (the “Liquidation Preference”). The General Partner is authorized to provide for the issuance of up to 400,000 Class A Preferred Units in one or more series (each, a “Class A Series”), each of which Class A Series shall be identical other than the date of issuance.
(b)    The Class A Preferred Units have no maturity date. Each Class A Preferred Unit shall be identical in all respects to every other Class A Preferred Unit. Notwithstanding Section 3.1(b) of the Limited Partnership Agreement, the Preferred Units shall not be evidenced by Certificates of Ownership and a Partner’s interest in any such Units shall be reflected through appropriate entries in the books and records of the Partnership.
(c)    All Class A Preferred Units issued pursuant to, and in accordance with the requirements of this Unit Designation, shall be fully paid and non-assessable Units of the Partnership.
2.Definitions. For purposes of this Unit Designation, the following terms have the meanings ascribed to them below. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Limited Partnership Agreement.
“Change of Control Event” means the occurrence of the following:
(i)    the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties and assets of the Operating Partnerships, taken as a whole, to any “person” or “group” (as each such term is defined in Section 13(d)(3) of the Exchange Act or any successor provision), other than to a Continuing OZ Person or one or more wholly-owned subsidiaries of any of the Operating Partnerships; or
(ii)    the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as each such term is defined in Section 13(d)(3) of the Exchange Act or any successor provision), other than a Continuing OZ Person or the Company and any of its wholly-owned subsidiaries, becomes (A) the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act or any successor provision) of a percentage of voting units (or other capital stock) greater than the percentage of voting units (or other capital stock) held by DSO and his Related Parties as of the Initial Issuance Date (excluding, for the avoidance of doubt, any units or other capital stock DSO or his Related Parties are entitled to vote on behalf of other Persons), in each case, immediately after giving effect to such transaction in (i) the Company or (ii) one or more of the Operating Partnerships comprising all or substantially all of the assets of the Operating Partnerships or (B) entitled to receive a Majority Economic Interest in connection with such transaction.
“Closing Date” means, with respect to a Class A Series, the original date of issuance of such Class A Series.
“Commitment” has the meaning assigned to it in the Revolving Credit Facility.
“Company” means Och-Ziff Capital Management Group LLC, a Delaware limited liability company.
“Continuing OZ Person” means, immediately prior to and immediately following any relevant date of determination, (i) DSO, (ii) any Related Party of DSO or (iii) any “person” or “group” (as each such term is used in Section 13(d)(3) of the Exchange Act or any successor provision) of which DSO or one of his Related Parties is a member.
“Credit Party” has the meaning assigned to it in the Revolving Credit Facility.
“Designated Officers” has the meaning assigned to it in Section 9(d) hereof.
“Distribution Payment Date” has the meaning assigned to it in Section 3(a) hereof.
“Distribution Period” means a period commencing on, and including, a Distribution Payment Date, to, but not including, the following Distribution Payment Date.
“Distribution Rate” means, with respect to the periods specified below, the following rates per annum:
(i)Prior to the Step Up Date: 0%
(ii)From the Step Up Date to the day immediately prior to the sixth anniversary of the Step Up Date: 6%;
(iii)From the sixth anniversary of the Step Up Date to the day immediately prior to the seventh anniversary of the Step Up Date: 8%
(iv)From the seventh anniversary of the Step Up Date to the day immediately prior to the eighth anniversary of the Step Up Date: 9%; and
(v)From the eighth anniversary of the Step Up Date and thereafter: 10%.

Following a Change of Control Event, the Distribution Rate for each applicable period described above shall increase by 7.0% per annum beginning on the 31st day following the consummation of such Change of Control Event in accordance with Section 6(b) hereof unless and until the Operating Partnerships redeem all Operating Group Class A Preferred Units.
“Distribution Record Date” has the meaning assigned to it in Section 3(a) hereof.
“DSO” means Daniel S. Och.
“Excess Distributable Earnings” has the meaning assigned to it in Section 6(a)(i) hereof.
“General Partner” has the meaning assigned to it in the recitals hereof.
“Holders’ Committee” has the meaning assigned to it in Section 9(a) hereof.
“Initial Issuance Date” means October 5, 2016.
“Junior Units” means Units and other equity securities in the Partnership that, with respect to distributions on such interests and distributions upon liquidation of the Partnership, rank junior to the Class A Preferred Units. “Junior Units” include Common Units and PSIs but do not include Class C Non-Equity Interests.
“Limited Partnership Agreement” has the meaning assigned to it in the recitals hereof.
“Liquidation Event” has the meaning assigned to it in Section 4(a) hereof.
“Liquidation Preference” has the meaning assigned to it in Section 1 hereof.
“Liquidation Value” has the meaning assigned to it in Section 4(a) hereof.
“Majority Economic Interest” means any right or entitlement to receive more than 50% of the equity distributions or partner allocations (whether such right or entitlement results from the ownership of partner or other equity interests, securities, instruments or agreements of any kind) made to all holders of partner or other equity interests in the Operating Partnerships (other than the Company or its Subsidiaries).
“Mandatory Change of Control Redemption” has the meaning assigned to it in Section 6(b)(i) hereof.
“Mandatory Change of Control Trigger Date” has the meaning assigned to it in Section 6(b)(i) hereof.
“Mandatory Delivery Date” has the meaning assigned to it in Section 6(a)(iii) hereof.
“Maturity Date” has the meaning assigned to it in the Revolving Credit Facility.
“New NEO Units” has the meaning assigned to it in Section 9(d) hereof.
“Nonpayment Event” has the meaning assigned to it in Section 9(d) hereof.
“Obligations” has the meaning assigned to it in the Revolving Credit Facility.

“Offered Securities” has the meaning assigned to it in Section 13 hereof.
“Operating Group Class A Preferred Units” means the Class A Preferred Units issued by the Partnership and the Class A preferred units issued by the other Operating Partnerships.
“Operating Group Entity” has the meaning assigned to it in Section 3(b)(ii) hereof.
“Operating Partnerships” means the Partnership, OZ Management LP and OZ Advisors II LP.
“OZ Fund” means any investment vehicle managed (or for which investment advisory or other asset management services are provided), directly or indirectly, by an Operating Group Entity in which (a) substantially all of the capital is provided by third parties in the ordinary course (“Third Party LPs”) and (b) no Person other than the Operating Partnerships or their wholly-owned Subsidiaries has the right to receive (x) carried interest, incentive fees, promoted interest, performance fee or similar rights of participation or profit-sharing, (y) investment management fees, asset management fees, commitment-based fees, transaction fees or similar fees not based on performance (or fees payable in lieu thereof) or (z) other distributions or payments (including guaranteed payments or other similar distributions or payments but excluding distributions or redemption payments made to Third Party LPs in the ordinary course in respect of their interests in such investment vehicle) from such investment vehicle, whether or not such payments arise as a result of or are due and payable pursuant to (i) ownership of a membership interest, partnership interest or other equity interest, (ii) an employment or consulting agreement or arrangement or (iii) a contract, revenue sharing agreement, participation or other agreement.
“OZ Subsidiary” has the meaning assigned to it in the Revolving Credit Facility.
“Parity Units” means (a) any equity securities in the Partnership (or any debt or other securities convertible into equity securities of the Partnership) that the Partnership may authorize or issue, the terms of which expressly provide that such securities shall rank equally with, or senior to, the Class A Preferred Units with respect to the payment of distributions on such interests and distributions upon the occurrence of a Liquidation Event relating to the Partnership and (b) for purposes of Section 8(a) only, any equity securities in any Subsidiary of the Partnership (or any debt or other securities convertible into equity securities of any Subsidiary of the Partnership).
“Partnership” has the meaning assigned to it in the recitals hereof.
“Partnership Interests” has the meaning assigned to it in Section 6(a)(i) hereof.
“Permitted Activities” means (i) the asset management, investment management and financial services business or any business ancillary, complementary or reasonably related thereto and reasonable extensions thereof, (ii) the businesses currently conducted by the Company, the Operating Partnerships or their Affiliates as of the Initial Issuance Date, and (iii) such other lines of business as may be consented to by the Holders’ Committee, in each of clauses (i), (ii) and (iii) only to the extent conducted by any of the Operating Partnerships and, subject to compliance with Section 3(b)(ii), an Operating Group Entity.
“Preceding Year” has the meaning assigned to it in Section 6(a)(i) hereof.
“Preferred Distributions” has the meaning assigned to it in Section 3(a) hereof.

“Redemption Multiple” means, with respect to redemptions occurring during the periods specified below, the following percentages:
(i)105% with respect to redemptions occurring during the period commencing on the Closing Date and ending on the day immediately prior to the Step Up Date;
(ii)103% with respect to redemptions occurring during the period commencing on the Step Up Date and ending on the day immediately prior to the first anniversary of the Step Up Date;
(iii)101% with respect to redemptions occurring during the period commencing on the first anniversary of the Step Up Date and ending on the day immediately prior to the second anniversary of the Step Up Date; and
(iv)100% with respect to redemptions occurring on or after the second anniversary of the Step Up Date.
“Related Party” means, with respect to any Person, (i) any Person that is the spouse (including a surviving spouse) or another immediate family member of such Person, (ii) the estate and lawful heirs of such Person or (iii) any trust, family partnership, foundation, family limited liability company or other estate planning vehicle for which such Person acts as a trustee or beneficiary, provided that the investment decisions relating to any equity interests of the Operating Partnerships held by such trusts or other entities are controlled directly or indirectly by such Person.
“Reorganization Event” has the meaning assigned to it in Section 11(a) hereof.
“Revolving Credit Facility” means the $150.0 million, 5-year unsecured revolving credit facility entered into by the Partnership, among other parties, on November 20, 2014, as amended, modified or supplemented from time to time in accordance with Section 8 hereof; provided, that for purposes of any defined terms set forth herein that reference the corresponding defined terms in the Revolving Credit Facility, such defined terms shall have the respective meanings set forth in the Revolving Credit Facility as in effect as of the date hereof.
“ROFR Notice” has the meaning assigned to it in Section 13 hereof.
“Seller” has the meaning assigned to it in Section 13 hereof.
“Step Up Date” means February 19, 2020.
“Subsidiary” of a Person means any other Person as to which such Person owns, directly or indirectly, or otherwise Controls more than 50% of the voting shares or other similar interests or a general partner interest or managing member or similar interest of such Person. A Subsidiary of the Company, its direct Subsidiaries or an Operating Group Entity does not include any OZ Fund or any of its Subsidiaries.
“Third Party Buyer” has the meaning assigned to it in Section 13 hereof.
“Transfer” means any direct, indirect or synthetic transfer, sale, assignment, pledge, conveyance, hypothecation or other encumbrance or disposition.
“Unit Designation” has the meaning assigned to it in the recitals hereof.
“Unit Price” means $119.70, subject to appropriate adjustment in the event of any equity dividend, equity split, combination or other similar recapitalization with respect to the Class A Preferred Units.

3.Distributions; Allocations.
(a)    Annual Distributions. Each holder of Class A Preferred Units shall be entitled to receive, when, as and if declared by the General Partner in its sole discretion out of funds legally available therefor, cumulative cash distributions (“Preferred Distributions”) on each Class A Preferred Unit calculated based on the Liquidation Preference of such Class A Preferred Unit at a rate per annum equal to the Distribution Rate (taking into account the different Distribution Rates that may apply during each Distribution Period in accordance with the definition of Distribution Rate or Section 6(b) below), with such Preferred Distributions accruing from, and including, the earlier of (i) the Step Up Date and (ii) if applicable, the 31st day following the consummation of a Change of Control Event; provided, however, that the amount of the Preferred Distributions actually paid shall not exceed the sum of the cumulative Net Income and items of income and gain allocated to such holder pursuant to Section 3(d). Any Preferred Distributions that have been declared in accordance with the foregoing sentence shall, unless waived by the Holders’ Committee in its sole discretion, be payable in arrears on the 27th day of February of each applicable year (each, a “Distribution Payment Date”) to the holders of record as they appear in the books and records of the Partnership for the Class A Preferred Units at the close of business on the 15th day of February (each, a “Distribution Record Date”); provided, that (i) if any Distribution Payment Date is not a Business Day, then the Preferred Distribution which would otherwise have been payable on that Distribution Payment Date may be paid on the next succeeding Business Day and (ii) accumulated and unpaid Preferred Distributions for any prior Distribution Period may be paid at any time. Any Preferred Distribution payable on the Class A Preferred Units, including distributions payable for any partial Distribution Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Notwithstanding anything to the contrary contained herein, Preferred Distributions will accumulate whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of those Preferred Distributions and whether or not those Preferred Distributions are declared. In the event that any Preferred Distributions or other payments on the Class A Preferred Units are in arrears, or, are otherwise not payable as a result of the proviso in the first sentence of Section 3(a), such amounts shall accrue and accumulate at the Distribution Rate. Holders of the Class A Preferred Units will not be entitled to any distributions in excess of full cumulative distributions described in this Section 3(a). Any Preferred Distributions made on the Class A Preferred Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to the Class A Preferred Units.
(b)    Funding of Distributions on Operating Group Class A Preferred Units.

(i)    Distributions on Junior Units and Parity Units. Except as provided in Section 3(c) hereof, unless full cumulative distributions on all of the Operating Group Class A Preferred Units have been or contemporaneously are declared and paid in respect of all past Distribution Periods as provided in the corresponding terms of all Operating Group Class A Preferred Units, (i) no distributions shall be declared or paid or set apart for payment upon Junior Units or Parity Units by the Partnership, other than Tax Distributions, distributions payable in Common Units or Deferred Cash Interests, payments or distributions required under a Partner Agreement, or distributions payable in Units of any series of preferred Units that the Partnership may issue ranking junior to the Class A Preferred Units as to distributions and upon liquidation, and (ii) no Junior Units or Parity Units shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such Units) by the Partnership (except by conversion or exchange for other Units of the Partnership that rank junior to the Class A Preferred Units as to distributions and upon liquidation or for shares of the Company (or the cash value thereof) in accordance with the Exchange Agreement or the Limited Partnership Agreement); provided, however, that the foregoing shall not prevent Expense Amount Distributions in accordance with the Expense Allocation Agreement, distributions or payments pursuant to the terms of any restricted share units of the Company, or required to facilitate exchanges of Common Units permitted under the Exchange Agreement, and distributions or transactions necessary to make any payment when due on any financing or other contractual arrangement (including, without limitation, the Limited Partnership Agreement or any Partner Agreement) in effect on the date hereof, or to which the Holders’ Committee has consented.

(ii)    Inter-Entity Loans. If one of the other Operating Partnerships does not have legally available funds to pay in full all distributions or redemption payments required to be paid to the holders of the Operating Group Class A Preferred Units issued by such other Operating Partnership pursuant to their terms, the Partnership hereby agrees that it will lend or otherwise make available to such other Operating Partnership adequate funds in order to enable it to make the required distributions or redemption payments in full, provided that the Partnership has legally available funds to make such loans or otherwise make such funds available after giving effect to any required distributions or redemption payments that the Partnership is required to make under the terms of the Preferred Units. The Company and the Partnership agree that it is the intention of the Company and the Partnership that all Operating Group Entities (whether existing as of the date of this Unit Designation or formed as of a later date) shall support the Partnership’s obligations in respect of the Operating Group Class A Preferred Units. In furtherance of the foregoing, the Company and the Partnership agree that, if a Subsidiary of the Company or any of its Subsidiaries or the Operating Partnerships or any of their Subsidiaries (an “Operating Group Entity”), in each case, other than OZ Funds (as defined in the Revolving Credit Facility) and their Subsidiaries, is formed for the purpose of engaging in one or more Permitted Activities, the Company and the Partnership shall cause such new Operating Group Entity to (i) expressly agree to the due and punctual observance and performance of each and every covenant and condition of this Unit Designation to be performed and observed by the Partnership and all the obligations and liabilities hereunder (including those obligations and liabilities described in Section 3(b), Section 3(c) and Section 6) (as agreed in good faith by the Company and the Holders’ Committee), and (ii) to the extent requested by the Holders’ Committee, agree to lend or otherwise make available to the Partnership adequate funds to make any required distributions or redemption payments in full that the Partnership is required to make under the terms of the Preferred Units in the event that the Partnership does not have legally available funds to make such distributions or redemption payments, provided that such new Operating Group Entity has legally available funds to make such loans or otherwise make such funds available. Concurrently with the formation and the commencement of operations of such Operating Group Entity, the Company shall deliver a certificate to the Holders’ Committee certifying as to its compliance with the provisions of this Section 3(b)(ii).

(c)    Distributions on Preferred Units of Equal Rank. When distributions are not paid in full upon the Class A Preferred Units and the Units of any other series of preferred Units that rank on a parity as to distributions with the Class A Preferred Units, all distributions declared upon the Class A Preferred Units and any other series of preferred Units that the Partnership may issue that rank on a parity as to distributions with the Class A Preferred Units shall be declared pro rata so that the amount of distributions declared per Class A Preferred Unit and per Unit of such other series of preferred Units shall in all cases bear to each other the same ratio that accumulated distributions per Class A Preferred Unit and accumulated or accrued distributions per Unit of such other series of preferred Units (which shall not include any accrual in respect of unpaid distributions for prior Distribution Periods if such other series of preferred Units is non-cumulative) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Class A Preferred Units which may be in arrears.
(d)    Allocations. After giving effect to the special allocations set forth in Section 6.1(d) of the Limited Partnership Agreement, and subject to Section 5.3 thereof, Net Income and Net Loss for each taxable year (and items of income, gain, loss and deduction taken into account in computing Net Income and Net Loss) shall be allocated in a manner such that the Capital Account of each holder of Class A Preferred Units attributable to ownership of Class A Preferred Units is, as nearly as possible, equal to (i) the distributions that would be made with respect to such Class A Preferred Units if the Partnership were dissolved, its affairs wound up and its assets sold for their Carrying Value, all Partnership liabilities were satisfied (limited with respect to each non-recourse liability to the Carrying Value of the assets securing such liability) and the net assets of the Partnership were distributed to the Partners, without regard to any limitations on the payment of Preferred Distributions as a result of the proviso in the first sentence of Section 3(a) minus (ii) such Partner’s share of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.
4.Liquidation Value.
(a)    In the event of any liquidation, dissolution or winding up of the Partnership, either voluntary or involuntary (a “Liquidation Event”), after payment or provision for the liabilities of the Partnership (including the expenses of such event) and the satisfaction of any claims ranking senior to the Class A Preferred Units, the holders of the Class A Preferred Units shall be entitled to receive, out of the assets of the Partnership or proceeds thereof available for distribution to unit holders, prior to, and in preference to, any payment or distribution of any assets of the Partnership to the holders of any Junior Units, an amount equal to the Liquidation Preference per Class A Preferred Unit plus all accumulated but unpaid Preferred Distributions, taking into account any limitations on the payment of Preferred Distributions as a result of the proviso in the first sentence of Section 3(a) (collectively, the “Liquidation Value”). If the assets of the Partnership available for distribution in respect of Class A Preferred Units are less than the aggregate Liquidation Value of all outstanding Class A Preferred Units, such distributions shall be made to the holders of the Class A Preferred Units pro rata, based on the aggregate Liquidation Value to which each holder of Class A Preferred Units is entitled pursuant to this Section 4(a). The foregoing shall not affect any rights which holders of Class A Preferred Units may have to monetary damages.
(b)    Upon a Liquidation Event, after each holder of Class A Preferred Units receives a payment equal to the Liquidation Value of its Class A Preferred Units, such holder shall not be entitled to any further participation in any distribution of assets by the Partnership.
(c)    If the assets of the Partnership available for distribution upon a Liquidation Event are insufficient to pay in full the aggregate amount payable to the holders of all Class A Preferred Units and the holders of any other outstanding Parity Units that rank equally with the Class A Preferred Units, such assets shall be distributed to the holders of the Class A Preferred Units and the holders of such Parity Units pro rata, based on the full respective distributable amounts to which each such Unitholder is entitled pursuant to this Section 4.
(d)    Nothing in this Section 4 shall be understood to entitle the holders of Class A Preferred Units to be paid any amount upon the occurrence of a Liquidation Event until holders of any classes or series of Units ranking, as to the distribution of assets upon a Liquidation Event, senior to the Class A Preferred Units have been paid all amounts to which such classes or series of Units are entitled.
(e)    Neither the sale, conveyance, exchange or transfer, for cash, Units, securities or other consideration, of all or substantially all of the Partnership’s property or assets nor the consolidation, merger or amalgamation of the Partnership with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into the Partnership shall be deemed to be a Liquidation Event, notwithstanding that for other purposes such an event may constitute a liquidation, dissolution or winding up; provided, that in the event of any such sale, conveyance, exchange, transfer, consolidation, merger, amalgamation or similar transaction (which shall include any Change of Control Event), the successor or acquiring Person (if other than the Partnership) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Unit Designation to be performed and observed by the Partnership and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as agreed in good faith by the General Partner and the Holders’ Committee). In addition, notwithstanding anything to the contrary in this Section 4, no payment will be made to the holders of Class A Preferred Units pursuant to this Section 4: solely (i) upon the voluntary or involuntary liquidation, dissolution or winding up of any Subsidiary of the Partnership or upon any reorganization of the Partnership into another limited liability entity pursuant to provisions of any Limited Partnership Agreement that allow the Partnership to convert, merge or convey its assets to another limited liability entity with or without Limited Partner approval or (ii) if the Partnership engages in a reorganization or other transaction in which a successor to the Partnership issues equity securities to the holders of Class A Preferred Units that have voting powers, rights and preferences that are substantially similar to the voting powers, rights and preferences of the Class A Preferred Units pursuant to provisions of any Limited Partnership Agreement that allow the Partnership to do so without Limited Partner approval, in each case of clauses (i) and (ii), so long as the Partnership (or any successor thereof, as applicable) owns substantially the same assets and liabilities as the Partnership immediately prior to such liquidation, dissolution, winding up or other transaction.
5.Optional Redemption
(a)    At any time following the initial Closing Date, subject to any limitations imposed by law, the Partnership may, in the General Partner’s sole discretion, redeem the outstanding Class A Preferred Units, in whole or in part, at a redemption price per Class A Preferred Unit equal to the product of the Redemption Multiple and the Liquidation Value per Class A Preferred Unit as of the redemption date. If less than all of the Class A Preferred Units are to be redeemed, the General Partner shall select the Class A Preferred Units to be redeemed pro rata, based on the number of Class A Preferred Units held by each holder, calculated to the nearest whole Class A Preferred Unit.
(b)    In the event the Partnership shall redeem any or all of the Class A Preferred Units pursuant to Section 5(a) above, the Partnership shall, subject to clause (ii) below, give notice of any such redemption to the holders of the Class A Preferred Units not more than 60 nor less than 10 days (or such other period as shall be agreed to by the Holders’ Committee) prior to the date fixed for such redemption. Such notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of Class A Preferred Units to be redeemed; (D) the place or places where the Class A Preferred Units are to be surrendered (if so required in the notice) for payment of the redemption price; and (E) that distributions on the Class A Preferred Units to be redeemed will cease to accrue on such redemption date. If less than all of the Class A Preferred Units held by any holder is to be redeemed, the notice provided to such holder shall also specify the number of Class A Preferred Units held by such holder to be redeemed. Failure to give notice to any holder of Class A Preferred Units shall not affect the validity of the proceedings for the redemption of any Class A Preferred Units being redeemed. Once notice has been given as provided in this Section 5(b), so long as (i) funds sufficient to pay the redemption price for all of the Class A Preferred Units called for redemption have been set aside for payment and (ii) the Partnership pays the redemption price for all of the Class A Preferred Units called for redemption within 30 days after providing notice as provided in this Section 5(b), from and after the redemption date such Class A Preferred Units that have been called for redemption shall no longer be deemed outstanding, and all rights of the holders of the Class A Preferred Units that have been called for redemption with respect to such Class A Preferred Units shall cease other than the right to receive the redemption price, without interest.

(c)    The holders of Class A Preferred Units shall have no right to require redemption of any Class A Preferred Units, except as provided in Section 6 below.
6.Mandatory Redemption.
(a)    Certain Mandatory Redemption Events.
(i)    From and after March 31, 2020, if the sum of (i) the aggregate amounts which were distributed in respect of their equity interests in the Partnership (collectively, “Partnership Interests”) by the Partnership (other than Tax Distributions, distributions in respect of Class C Non-Equity Interests or distributions payable in Common Units or Deferred Cash Interests) in respect of the immediately preceding fiscal year (the “Preceding Year”), or which were utilized by the Partnership to repurchase Partnership Interests during such Preceding Year, or were available for such uses (but not so used) and (ii) the corresponding amounts that were distributed or used for repurchases (or were available but not used for such purposes) by the other Operating Partnerships during such Preceding Year were in excess of $100 million (“Excess Distributable Earnings”), then an amount equal to 20% of such Excess Distributable Earnings shall be used by the Operating Partnerships to redeem Operating Group Class A Preferred Units in accordance with this Section 6(a).
(ii)    Each Class A Preferred Unit to be redeemed pursuant to this Section 6(a) shall be redeemed for an amount equal to the Liquidation Value of such Class A Preferred Unit as of the relevant redemption date. If less than all of the Operating Group Class A Preferred Units are to be redeemed on any redemption date, to the extent possible the Operating Partnerships will redeem their Operating Group Class A Preferred Units pro rata, based on the aggregate amount that would be required to redeem all then outstanding Operating Group Class A Preferred Units in each Operating Partnership. If less than all of the Class A Preferred Units are to be redeemed on any redemption date, the General Partner shall select the Class A Preferred Units to be redeemed pro rata, based on the number of Class A Preferred Units held by each holder, calculated to the nearest whole Class A Preferred Unit.
(iii)    Commencing with fiscal year 2020 (with respect to Preceding Year 2019), no later than January 31 of the fiscal year immediately following any Preceding Year, the General Partner shall deliver to the Holders’ Committee a statement setting forth the General Partner’s good faith determination of the Excess Distributable Earnings for such Preceding Year and reasonable supporting documentation with respect thereto, provided that with respect to Preceding Year 2019 such statement need not be provided prior to March 31, 2020. To the extent the Partnership is required to make a mandatory redemption pursuant to Section 6(a) above, on May 15, 2020 and thereafter on the Distribution Payment Date occurring in February of each following year (each, a “Mandatory Delivery Date”), the Partnership shall give notice of any such redemption to the holders of the Class A Preferred Units on the applicable Mandatory Delivery Date and shall, subject to clause (y) below, redeem the Class A Preferred Units on a date to be determined by the General Partner that is not more than 60 days or less than 10 days after the Mandatory Delivery Date. Such notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of Class A Preferred Units to be redeemed; (D) the place or places where the Class A Preferred Units are to be surrendered (if so required in the notice) for payment of the redemption price; and (E) that distributions on the Class A Preferred Units to be redeemed will cease to accrue on such redemption date. If less than all of the Class A Preferred Units held by any holder are to be redeemed, the notice provided to such holder shall also specify the number of Class A Preferred Units held by such holder to be redeemed. Failure to give notice to any holder of Class A Preferred Units shall not affect the validity of the proceedings for the redemption of any Class A Preferred Units being redeemed or the Partnership’s obligations to redeem at the time set forth herein. Once notice has been given as provided in this Section 6(a)(iii), so long as funds (x) sufficient to pay the redemption price for all of the Class A Preferred Units called for redemption have been set aside for payment and (y) the Partnership pays the redemption price for all of the Class A Preferred Units called for redemption within 30 days after providing notice as provided in this Section 6(a)(iii), from and after the redemption date such Class A Preferred Units that have been called for redemption shall no longer be deemed outstanding, and all rights of the holders of the Class A Preferred Units that have been called for redemption with respect to such Class A Preferred Units shall cease other than the right to receive the redemption price, without interest.
(b)    Mandatory Redemption Upon Change of Control Event.
(i)    If a Change of Control Event occurs, the Partnership shall redeem all outstanding Class A Preferred Units pursuant to this Section 6(b) (a “Mandatory Change of Control Redemption”); provided, however, that such Mandatory Change of Control Redemption shall not occur prior the earlier of (x) the date that is 91 days after the Maturity Date of the Revolving Credit Facility and (y) the payment in full of the Loans (as defined in the Revolving Credit Facility) and all other Obligations that are accrued and payable and the termination of the Commitments (the earlier of such dates, the “Mandatory Change of Control Trigger Date”). From and after the date that is 31 days following the consummation of a Change of Control Event until the Mandatory Change of Control Redemption has been consummated, the Distribution Rate payable by the Partnership on the Class A Preferred Units shall increase by 7.0% per annum for all periods set forth in the definition of Distribution Rate.
(ii)    The Partnership shall redeem all outstanding Class A Preferred Units pursuant to this Section 6(b) at a redemption price per Class A Preferred Unit equal to the Liquidation Value per Class A Preferred Unit as of the redemption date.
(iii)    In the event the Partnership is required to effect a Mandatory Change of Control Redemption, the Partnership shall, subject to clause (y) below, give notice of any such Mandatory Change of Control Redemption to the holders of the Class A Preferred Units not more than 60 nor less than 10 days (or such other period as shall be agreed to by the Holders’ Committee) prior to the date fixed for such Mandatory Change of Control Redemption. Such notice shall state: (A) the redemption date, which shall be no later than 30 days following the Mandatory Change of Control Trigger Date; (B) the redemption price; (C) the number of Class A Preferred Units to be redeemed; (D) the place or places where the Class A Preferred Units are to be surrendered (if so required in the notice) for payment of the redemption price; and (E) that distributions on the Class A Preferred Units to be redeemed will cease to accrue on such redemption date. Failure to give notice to any holder of Class A Preferred Units shall not affect the validity of the proceedings for the Mandatory Change of Control Redemption of any Class A Preferred Units being redeemed or the Partnership’s obligations to redeem no later than 30 days following the Mandatory Change of Control Trigger Date. Once notice has been given as provided in this Section 6(b)(iii), so long as (x) funds sufficient to pay the redemption price for all of the Class A Preferred Units called for redemption have been set aside for payment and (y) the Partnership pays the redemption price for all of the Class A Preferred Units called for redemption within 30 days after the Mandatory Change of Control Trigger Date, from and after the redemption date such Class A Preferred Units that have been called for redemption shall no longer be deemed outstanding, and all rights of the holders of the Class A Preferred Units that have been called for redemption with respect to such Class A Preferred Units shall cease other than the right to receive the redemption price, without interest.
7.Refinancing or Other Redemption Trigger Events. As of any Business Day from and after the date hereof, if the average closing price of the Class A Shares of the Company on the New York Stock Exchange for the previous 20 trading days exceeds $15.00 (subject to appropriate adjustment in the event of any equity dividend, equity split, combination or other similar recapitalization with respect to the Class A Shares), the General Partner agrees to use its reasonable best efforts to redeem all of the outstanding Class A Preferred Units pursuant to Section 5 above as promptly as practicable; provided, that, if such event occurs prior to February 19, 2020, the General Partner shall use its reasonable best efforts to obtain the consent of the lenders under the Revolving Credit Facility and, if consent is required from lenders under any other bona fide debt financings of the Company at the time, the consent of such other lenders to effect such redemption as promptly as practicable, it being understood that no such redemption shall occur absent such consent. The procedures for the redemption of Class A Preferred Units in Section 6(a) shall apply mutatis mutandis to the redemption of Class A Preferred Units pursuant to this Section 7.
8.Parity Units; Consents; Non-Circumvention.
(a)The Partnership shall not issue any Parity Units without the prior written consent of the Holders’ Committee in its sole discretion and the Partnership shall not, and shall cause each of its Subsidiaries not to, amend, modify or otherwise cause any of its equity securities (or any debt or other securities convertible into equity securities of the Partnership or its Subsidiaries) to become Parity Units without the prior written consent of the Holders’ Committee, other than (i) Parity Units issued to the Partnership or any of its wholly-owned Subsidiaries or (ii) subject to Sections 9(d) and (e), Parity Units issued by Subsidiaries of the Partnership to the extent required to satisfy, or upon consultation with the Company’s outside counsel in compliance with, any regulatory or other legal requirements. Nothing in this Unit Designation shall prohibit any refinancing, refunding, replacement, renewal, restatement, amendment and restatement, amendment, supplement or other modification of the Revolving Credit Facility or any existing non-convertible debt obligations of the Partnership or intercompany debt between or among the Operating Partnerships; provided, that no such refinancing, refunding, replacement, renewal, restatement, amendment and restatement, amendment, supplement or other modification of the Revolving Credit Facility or intercompany debt shall prohibit the Partnership from making any distributions or redemptions in respect of the Class A Preferred Units.
(b)The Company and the Partnership shall not, and shall cause their respective Subsidiaries not to, engage in any line of business or activity other than Permitted Activities, in each case, subject to the Company and the Partnership’s compliance with Section 3.2(b)(ii). The Partnership shall not by any action or inaction, including, without limitation, amending its Limited Partnership Agreement or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action or inaction, directly or indirectly, avoid or seek to avoid the observance or performance of any of the terms of this Unit Designation. Notwithstanding anything herein to the contrary, so long as the Revolving Credit Facility is in effect, this Unit Designation shall not restrict the ability of any OZ Subsidiary to (i) pay dividends or make any other distributions on any such OZ Subsidiary’s equity interests owned by any Credit Party or any OZ Subsidiary, (ii) repay or prepay any Indebtedness (as defined in the Revolving Credit Facility) owed by such OZ Subsidiary to any Credit Party or any OZ Subsidiary, (iii) make loans or advances to any Credit Party or any OZ Subsidiary or (iv) transfer, lease or license any of its material property or assets to any Credit Party.
9.Voting Rights; Preferred Unit Holders’ Committee.
(a)    This Unit Designation establishes a committee of the holders of the Class A Preferred Units (the “Holders’ Committee”) to be comprised initially of Daniel S. Och, as sole member. Subject to the foregoing, the holders of a majority of the Operating Group Class A Preferred Units then outstanding may at any time remove members from, or appoint replacement or additional members to, the Holders’ Committee and shall appoint at least one member promptly if at any time thereafter the Holders’ Committee has no members. In the event that additional members are appointed to the Holders’ Committee, the members of the Holders’ Committee shall act by majority vote on all matters to be approved by the Holders’ Committee.

(b)    Except as provided herein, the holders of Class A Preferred Units have no consent, approval, waiver or voting rights or powers. Each holder of Class A Preferred Units hereby irrevocably delegates all power and authority to the Holders’ Committee to exercise, on behalf of such holder of Class A Preferred Units, any and all rights of such holder in respect of such Class A Preferred Units, including the granting of any waivers or the exercise of any consent, approval or voting rights or powers on behalf of such holder.
(c)    Each holder of Class A Preferred Units hereby irrevocably constitutes and appoints the members of the Holders’ Committee (and each of them) existing at any time and from time to time, as the sole and exclusive attorney-in-fact and proxy of such holder of Class A Preferred Units, with full power of substitution and resubstitution, to attend any meeting of the shareholders of the Class A Preferred Unit holders, and any adjournment or postponement thereof, on such Class A Preferred Unit holder’s behalf and to vote or abstain from voting the Class A Preferred Units owned by such holder in its sole discretion for or against any action or proposal to the fullest extent permitted by law. Any such vote or abstention shall not be subject to challenge or input from such holder of Class A Preferred Units. Each holder of Class A Preferred Units hereby revokes any and all previous proxies with respect to such holder’s Class A Preferred Units and no subsequent proxies (whether revocable or irrevocable) shall be given (and if given, shall not be effective) by such holder with respect to the Class A Preferred Units that conflict with this proxy. This proxy and power of attorney is intended to be irrevocable and is coupled with an interest sufficient in law to support an irrevocable proxy and is granted for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged and shall be valid and binding on any person to whom the holder of Class A Preferred Units may transfer any of its Class A Preferred Units. The attorney-in-fact and proxy identified above will be empowered at any and all times to vote or act by written consent with respect to the Class A Preferred Units at every annual, special, adjourned or postponed meeting of holder of Class A Preferred Units, and in every written consent in lieu of such a meeting, or otherwise. The power of attorney granted herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of each holder of Class A Preferred Units. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. The provisions of this Section 9 shall terminate with respect to a holder of Class A Preferred Units once such holder no longer owns any Class A Preferred Units.
(d)    Notwithstanding anything in this Unit Designation to the contrary, none of the Partnership, any other Operating Group Entity or OZ Fund may issue, and the Company and the Partnership shall not permit the Partnership, any other Operating Group Entity or OZ Fund to issue, to (x) any individual who is a “named executive officer” in the Company’s most recent filing with the Securities and Exchange Commission that required disclosure pursuant to Rule 402(c) of Regulation S-K or such individual’s Related Parties (or would be a “named executive officer” with respect to the fiscal year in which the proposed issuance occurs) or (y) in the event that the Company is not required to file reports with the Securities and Exchange Commission, any individual who would have been a “named executive officer” if the Company was required to file such reports or such individual’s Related Parties, in each case of clauses (x) and (y), other than DSO or his Related Parties (collectively, the “Designated Officers”), new equity interests in the Partnership, such Operating Group Entity or OZ Fund (“New NEO Units”) and make any distributions in respect of such New NEO Units, unless (i) so long as the Company’s common shares are traded on the New York Stock Exchange or another nationally recognized stock exchange, the issuance of such New NEO Units is approved by the Company’s compensation committee and (ii) to the extent the Company’s common shares are not traded on the New York Stock Exchange or another nationally recognized stock exchange, with the prior written consent of the Holders’ Committee. For the avoidance of doubt, (i) if the issuance of such New NEO Units are approved in accordance with the preceding sentence, any distributions paid on such New NEO Units that otherwise comply with the terms of this Unit Designation shall be permitted without any further action on the part of the compensation committee or the Holders’ Committee as the case may be, and (ii) this Section 9(d) shall not restrict issuances of interests in the ordinary course to Designated Officers in connection with any direct or indirect capital investments they make in the OZ Funds on substantially the same terms and conditions as third party investors (other than any waiver of management, incentive, carry or similar fees agreed to by the Company).
(e)    Neither the Company nor the Partnership shall effect, or cause or permit to be effected, any transaction between the Company, the Partnership or any other Operating Group Entity or any OZ Fund, on the one hand, with any Designated Officer, any holder of at least 10% of the outstanding equity interests of the Company, the Partnership, any other Operating Group Entity or their respective Affiliates or Related Parties (for the avoidance of doubt, other than the Company, the Partnership, any other Operating Group Entity, DSO or his Related Parties), on the other hand, other than transactions in the ordinary course of business with any Person (other than any Person that is a Designated Officer) relating to such Person’s service to any Operating Group Entity or consistent with past practice as of the date hereof including in connection with granting any direct or indirect carry or capital interest in the OZ Funds to such Person, which matters shall, without limiting Section 9(d), be determined by the Board of Directors of the Company or the compensation committee thereof.
(f)    None of the Partnership or any other Operating Group Entity shall, and the Company and the Partnership shall not permit the Partnership or such Operating Group Entity to, sell, dispose of, or otherwise transfer (whether directly or indirectly, by merger, spin-off, consolidation, or otherwise) any of their respective businesses, business lines, or divisions (including their respective multi-strategy, credit and real estate businesses) or any significant assets thereof without the prior written consent of the Holders’ Committee; provided that this Section 9(f) does not restrict any such sale, disposal or other transfer from any OZ Subsidiary to any Credit Party that is permitted under Section 8(b), provided that nothing in this Section 9(f) shall limit obligations of the Operating Partnerships and the Company under Section 3(c)(ii).
10.Amendments and Waivers. Only the prior written consent of the Holders’ Committee shall be required for the repeal of this Unit Designation, any amendment (directly or indirectly, by merger, consolidation or otherwise) to this Unit Designation, or any waiver of any of its provisions. Only the prior written consent of the Holders’ Committee shall be required for any amendment (directly or indirectly, by merger, consolidation or otherwise) to the Limited Partnership Agreement that would have an adverse effect on any holders of the Class A Preferred Units or effectuate any waiver of any provisions of this Unit Designation.
11.No Reissuance.
No Class A Preferred Units acquired by the Partnership by reason of redemption, purchase or otherwise shall be reissued.
12.Transfers.
(a)    No Class A Preferred Unit (or any rights with respect thereto) shall be Transferred without the consent of the Holders’ Committee and, solely in the case of any holder of Class A Preferred Units other than DSO or a Related Party of DSO, the General Partner; provided, that any such consent shall not be unreasonably withheld with respect to a request to Transfer Class A Preferred Units in accordance with this Section 12. Any attempted Transfer that is not made in compliance with this Section 12 shall be void ab initio.

(b)    No Transfer shall be permitted under Section 12(a) if the Holders’ Committee determines in its sole and absolute discretion that (i) such a Transfer would pose a risk that the Partnership would be a “publicly traded partnership” as defined in Section 7704 of the Code; (ii) such Transfer would obligate the Partnership to register the Interests for resale under any applicable federal or state securities laws or require the Partnership to file reports pursuant to any applicable federal or state securities laws.
(c)    Each holder of Class A Preferred Units hereby agrees that it will not effect any Transfer of all or any of its Class A Preferred Units (whether voluntarily, involuntarily or by operation of law) in any manner contrary to the terms of this Unit Designation or that violates or causes the Partnership or the Partners to violate the Securities Act, the Exchange Act, the Investment Company Act, or the laws, rules, regulations, orders or other directives of any governmental authority.
(d)    In the event of any Transfer of Class A Preferred Units, (i) the transferor shall cause each transferee to agree in writing to comply with the terms of this Unit Designation and the Partnership Agreement, (ii) prior to such Transfer by any holder of Class A Preferred Units other than by DSO or a Related Party of DSO, and as a condition thereto, the General Partner may require such other documentation, including appropriate opinions of legal counsel, as it deems necessary in its sole discretion, and (iii) unless waived by the General Partner in its sole discretion, no Transfer of Class A Preferred Units other than by DSO or a Related Party of DSO shall be permitted unless the transferor or the proposed transferee shall have undertaken to pay all reasonable expenses incurred by the Partnership or its Affiliates in connection therewith.
13.Right of First Refusal. In the event that a holder of Class A Preferred Units (other than DSO or a Related Party of DSO) (the “Seller”) receives a bona-fide offer for the sale of any or all of such holder’s Class A Preferred Units (the “Offered Securities”), the Seller shall first offer to sell the Offered Securities to DSO or his designee(s) pursuant to a written notice (the “ROFR Notice”) provided to DSO, which notice shall include: (i) a description of the transaction being proposed, (ii) the identity of the offeror (“Third Party Buyer”), (iii) the purchase price proposed and the manner of payment thereof and (iv) a term sheet setting forth the material terms and conditions of the offer and a copy of the proposed agreement, if any. Within twenty (20) days of receiving the ROFR Notice, DSO must either accept or decline the offer and if DSO neither accepts nor declines the offer within such twenty (20) day period, the offer will be considered declined. If the offer is declined by DSO, (i) the Seller shall next offer to sell the Offered Securities to the General Partner, on behalf of the Partnership, pursuant to a ROFR Notice and otherwise on the terms specified in the foregoing sentence, and (ii) if the General Partner declines such offer, the Seller will have the right to sell the Offered Securities to the person specified in the offer at a price and on terms and conditions no less favorable to the Seller than the price and terms and conditions set out in the ROFR Notice. If the sale to the Third Party Buyer is not completed within sixty (60) days after the General Partner declines the offer, this Section 13 shall again become applicable as if the offer had not been made.
14.No Preemptive Rights. Unless otherwise determined by the General Partner and the Holders’ Committee, no holders of the Class A Preferred Units will, as holders of Class A Preferred Units, have any preemptive rights to purchase or subscribe for Common Units or any other security of the Partnership.
15.Notices. Any notices required or permitted to be given to a holder of Preferred Units hereunder may be given by mail or other means of written communication, including by electronic mail or other means of electronic transmission, to the address or other applicable contact details maintained for such holder in the books and records of the Partnership.

16.Severability of Provisions.
If any right, preference or limitation of the Class A Preferred Units set forth in this Unit Designation (as this Unit Designation may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule or law or public policy, all other rights, preferences and limitations set forth in this Unit Designation, which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein set forth be deemed dependent upon any such other right, preference or limitation unless so expressed herein.
[Signature Page Follows]

IN WITNESS WHEREOF, this Unit Designation has been duly executed as of the date first above written.
OZ ADVISORS LP

By:	OCH-ZIFF HOLDING CORPORATION,
its general partner

By: /s/ Joel M. Frank
Name: Joel M. Frank
Title: Chief Financial Officer

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC,
as to Section 3(b)(ii), Section 8(b), Section 9(d), Section 9(e), and Section 9(f) only

By: /s/ Joel M. Frank
Name: Joel M. Frank
Title: Chief Financial Officer

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